SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                           Onyx Acceptance Corporation
                                 (Name of Issuer)

                          Common Stock, $.01 Par Value
                          (Title of Class of Securities)

                                    682914106
                                  (Cusip Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 669,075 shares, which constitutes approximately 10.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,177,804 shares outstanding (according to information provided to us by the Issuer).

CUSIP No. 682914106

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 163,855 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 163,855 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,855

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 2.7%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

CUSIP No. 682914106

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 252,610 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 252,610 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     252,610

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 4.1%


12.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

CUSIP No. 682914106

1.   Name of Reporting Person:

     820 Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 252,610
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 252,610
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     252,610

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 4.1%


12.  Type of Reporting Person: 00 -- Trust

--------------
(1)  Power is exercised through its sole Trustee, Lee M. Bass.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 21, 1998, as amended by Amendment No. 1 dated January 4, 1999 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Onyx Acceptance Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("SRBMT"), and 820 Management Trust, a revocable trust existing under the laws of the state of Texas ("820") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass ("SRB") and Lee M. Bass ("LMB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2 (b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of BMT, PRB, NLB, SRBMT, SRB, 820 and LMB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     BMT

     Pursuant to Rule 13d-3(a), BMT is the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     SRBMT

     Pursuant to Rule 13d-3(a), SRBMT is the beneficial owner of 252,610 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     820

     Pursuant to Rule 13d-3(a), 820 is the beneficial owner of 252,610 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     Controlling Persons

     As the sole trustee and one of two trustors of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As one of two trustors of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 163,855 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of Stock.

     As a trustee and the sole trustor of SRBMT, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 252,610 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     As the sole trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 252,610 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,610 shares of the Stock.

     820

     Acting through its sole trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,610 shares of the Stock.

     Controlling Persons

     In his capacity as the sole trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,855 shares of the Stock.

     NLB has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Stock.

     In his capacity as trustor and sole trustee of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,610 shares of the Stock.

     In his capacity as the sole trustee of 820, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,610 shares of the Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:     February 11, 2000



                                      /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                     THE BASS MANAGEMENT TRUST (1)
                                     SID R. BASS MANAGEMENT TRUST (2)
                                     Lee M. Bass, Trustee of 820 MANAGEMENT
                                           TRUST (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.